SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Activecare, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

005057302
 (CUSIP Number)

Jeff S. Peterson
539 Blackhawk Lane
Alpine, Utah 84004
Tel. (801) 259-2595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005057302

1	Names of Reporting Persons. Jeff S. Peterson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 250 (1)
	8	Shared Voting Power 81,834 (2)
	9	Sole Dispositive Power 250 (1)
	10	Shared Dispositive Power 81,834 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,084
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 30.4%
14	Type of Reporting Person (See Instructions) IN

(1) Consists of 25,000 shares of Series D Preferred Stock that are convertible into 250 shares of Common Stock.
(2) Consists of shares of Common Stock held by the following entities in the following amounts, with whom Mr. Peterson is affiliated: 25,849 shares are held by Tyumen Holdings, LLC, 1,958 shares by Wynnman's Hill, LLC, 12,639 shares by Bluestone Advisors, LLC, 756 shares by Keystone Partners, LLC, 590 shares by Rimrock Capital, LLC, 41 shares by Banyan Investment Company, LLC and 1 share by Blackhawk, LLC. Further, the above referenced entities are able to obtain 40,000 shares of common stock issuable under a convertible promissory note. Does not include 32,415 shares of Series G Convertible Preferred Stock (the "Series G") that is held by Mr. Peterson. The Series G automatically converts upon the happening of specified events. Each share of Series G has a stated value of $500. The Series G converts into common stock at the stated value at the time of conversion.

CUSIP No. 005057302

1	Names of Reporting Persons. Tyumen Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,849(1)
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 25,849(1)
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,849(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to Tyumen Holdings, LLC, Wynnman's Hill, LLC, Bluestone Advisors, LLC, Keystone Partners, LLC, Rimrock Capital, LLC, Banyan Investment Company, LLC and Blackhawk, LLC (collectively, the "Peterson Entities") which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D.

CUSIP No. 005057302

1	Names of Reporting Persons. Bluestone Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,639 (1)
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 12,639 (1)
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,639(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D.

CUSIP No. 005057302

1	Names of Reporting Persons. Wynnman's Hill, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D. These shares represent 14.8% of the issued and outstanding shares of the Issuer.

CUSIP No. 005057302

1	Names of Reporting Persons. Keystone Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D. These shares represent 14.8% of the issued and outstanding shares of the Issuer.

CUSIP No. 005057302

1	Names of Reporting Persons. Rimrock Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D. These shares represent 14.8% of the issued and outstanding shares of the Issuer.

CUSIP No. 005057302

1	Names of Reporting Persons. Banyan Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D. These shares represent 14.8% of the issued and outstanding shares of the Issuer.

CUSIP No. 005057302

1	Names of Reporting Persons. Blackhawk, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13	Percentage of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person (See Instructions) PN

(1) Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D. These shares represent 14.8% of the issued and outstanding shares of the Issuer.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.00001 per share (the "Common Stock"), of ActiveCare, Inc., a Delaware corporation (the "Company" or "Issuer"). The Company's principal executive offices are located at 1365 West Business Park Drive, Suite 100, Orem, Utah 84058.

Item 2. Identity and Background

(a) Name

This statement is being jointly filed by Jeff S. Peterson and the Peterson Entities.

(b) Residence or business address

Jeff S. Peterson's address is 539 Blackhawk Lane, Alpine, Utah 84004. The principal place of business of each of the Peterson Entities is 539 Blackhawk Lane, Alpine, Utah 84004.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Jeff S. Peterson is principally employed as the Chief Executive Officer of the Issuer.
The principal business of each of the Peterson Entities is investment and investment analysis.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f) Citizenship.

Jeff S. Peterson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired by purchase using personal funds.  The information in Item 5 is hereby incorporated by reference.

Item 4. Purpose of Transaction

The reporting persons acquired the securities for investment purposes.

In pursuing such investment purposes, the reporting persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities at such times, and in such manner, as each reporting person deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, each reporting person may routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of each such reporting person and other investment considerations. The reporting persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, one or more reporting persons modifying his ownership of Issuer securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Each reporting person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Issuer securities or dispose of all the Issuer securities beneficially owned by the reporting person, in the public market or privately negotiated transactions.  Each reporting person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)
Jeff S. Peterson is the beneficial owner of 82,084 shares of Common Stock, representing approximately 30.4% of the Issuer's outstanding Common Stock based on the Issuer's reported 230,258 outstanding shares of Common Stock as reported following the Issuer's reverse stock split effective January 27, 2017. Mr. Peterson is deemed to be the owner of 250 shares of Common Stock that are issuable upon conversion of 25,000 shares of Series D Preferred Stock. Mr. Peterson is also deemed to be a beneficial owner of the following number of shares of Common Stock held by the following entities: 25,849 shares held by Tyumen Holdings, LLC, 1,958 shares by Wynnman's Hill, LLC, 12,639 shares by Bluestone Advisors, LLC, 756 shares by Keystone Partners, LLC, 590 shares by Rimrock Capital, LLC, 41 shares by Banyan Investment Company, LLC and 1 share by Blackhawk, LLC. Further, the Peterson Entities are able to obtain 40,000 shares of common stock issuable under a convertible promissory note. The foregoing does not include 32,415 shares of Series G stock that is held by Mr. Peterson. The Series G automatically converts upon the happening of specified events. Each share of Series G has a stated value of $500. The Series G converts into common stock at the stated value at the time of conversion.

Tyumen Holdings, LLC is the beneficial owner of 25,849 shares of Common Stock, representing proximately 11.2% of the Issuer's outstanding Common Stock based on the Issuer's reported 230,258 outstanding shares of Common Stock as reported following the Issuer's reverse stock split effective January 27, 2017. These figures do not include 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D.

Bluestone Advisors, LLC is the beneficial owner of 12,639 shares of Common Stock, representing proximately 5.5%% of the Issuer's outstanding Common Stock based on the Issuer's reported 230,258 outstanding shares of Common Stock as reported following the Issuer's reverse stock split effective January 27, 2017. These figures do not include 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D.

The Peterson Entities are able to obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D.

(b)	Number of shares of Common Stock as to which Jeff S. Peterson has:
(i) Sole power to vote or direct the vote: 250
(ii) Shared power to vote or direct the vote: 81,834
(iii) Sole power to dispose or direct the disposition: 250
(iv) Shared power to dispose or direct the disposition: 81,834

Number of shares of Common Stock as to which Tyumen Holdings, LLC has:

(i) Sole power to vote or direct the vote: 25,849
(ii) Shared power to vote or direct the vote: *
(iii) Sole power to dispose or direct the disposition: 25,849
(iv) Shared power to dispose or direct the disposition: *

Number of shares of Common Stock as to which Bluestone Advisors, LLC has:

(i) Sole power to vote or direct the vote:  12,639
(ii) Shared power to vote or direct the vote: *
(iii) Sole power to dispose or direct the disposition: 12,639
(iv) Shared power to dispose or direct the disposition: *

* Does not include obtain 40,000 shares of common stock issuable under a convertible promissory note to the Peterson Entities which shares are reported as being beneficially owed by Mr. Peterson in this Schedule 13D

(c) No transactions were effected in the Issuer's Common Stock by the reporting persons during the sixty (60) days immediately prior to the date of this Report.

(d) No person, other than the persons and entities identified above, have the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by the respective reporting persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Issuer is currently seeking to conduct a public offering of its common stock. In connection with that public offering, the reporting persons have executed lock-up agreements barring the sale of their common shares.
Except for the lock-up arrangements referenced above, the reporting persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017	/s/ Jeff S. Peterson
Jeff S. Peterson

Dated: February 2, 2017	Tyumen Holdings, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Bluestone Advisors, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Wynnman's Hill, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Keystone Partners, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Rimrock Capital, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Banyan Investment Company, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Blackhawk, LLC

By /s/ Jeff S. Peterson
Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 2, 2017, is by and among Jeff S. Peterson, Tyumen Holdings, LLC, Wynnman's Hill, LLC, Bluestone Advisors, LLC, Keystone Partners, LLC, Rimrock Capital, LLC, Banyan Investment Company, LLC and Blackhawk, LLC (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of common stock, par value $.00001 per share, of ActiveCare, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Dated: February 2, 2017	/s/ Jeff S. Peterson
Jeff S. Peterson

Dated: February 2, 2017	Tyumen Holdings, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Bluestone Advisors, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Wynnman's Hill, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Keystone Partners, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Rimrock Capital, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Banyan Investment Company, LLC

By /s/ Jeff S. Peterson
Manager

Dated: February 2, 2017	Blackhawk, LLC

By /s/ Jeff S. Peterson
Manager